                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ---------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          MICROWAVE POWER DEVICES, INC.
    -------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59517M103
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                                  ALFRED WEBER
                          MICROWAVE POWER DEVICES, INC.
                              49 WIRELESS BOULEVARD
                         HAUPPAUGE, NEW YORK 11788-3935
    -------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                OCTOBER 12, 2000
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                                  SCHEDULE 13D
-----------------------------                                                                       -----------------------------
CUSIP NO. 59517M103                                                                                        PAGE 2 OF 11 PAGES
-----------------------------                                                                       -----------------------------

---------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            CHARTER TECHNOLOGIES LIMITED LIABILITY COMPANY

---------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a)[x]
                                                                                                                          (b)[ ]
---------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            AF OO
---------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

---------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
---------------------------------------------------------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       5,139,994
                 NUMBER OF    ---------------------------------------------------------------------------------------------------
                  SHARES         8     SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY              NONE
                   EACH        -------------------------------------------------------------------------------------------------
                 REPORTING       9     SOLE DISPOSITIVE POWER
                PERSON WITH
                                       5,139,994
                               -------------------------------------------------------------------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       NONE
--------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,139,994
--------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          [ ]

--------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            48.00%
--------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------------------------------------------------------


                                                 SCHEDULE 13D
-----------------------------                                                                 ------------------------------------
CUSIP NO. 59517M103                                                                                 PAGE 3 OF 11 PAGES
-----------------------------                                                                 ------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            GEORGE SBORDONE
-----------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                 (a)[x]
                                                                                                                             (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            PF; OO
-----------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

-----------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------------------------------------------
                                               7     SOLE VOTING POWER

                 NUMBER OF                           306,825
                  SHARES                    ---------------------------------------------------------------------------------------
               BENEFICIALLY                    8     SHARED VOTING POWER
                 OWNED BY
                   EACH                              NONE
                 REPORTING                   ---------------------------------------------------------------------------------------
                PERSON WITH                    9     SOLE DISPOSITIVE POWER

                                                     306,825
                                            ---------------------------------------------------------------------------------------
                                              10     SHARED DISPOSITIVE POWER

                                                     NONE
-----------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            344,325
-----------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.20%
-----------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------------------------------------------------------------

                                                          SCHEDULE 13D
-------------------------------------------                                                                -----------------------
CUSIP NO. 59517M103                                                                                            PAGE 4 OF 11 PAGES
-------------------------------------------                                                                 -----------------------

-----------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            JAMES SILVER
-----------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a)[x]
                                                                                                                          (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            PF
-----------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]

-----------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------------------------------------------
                                                7     SOLE VOTING POWER

                 NUMBER OF                            187,500
                  SHARES                    ---------------------------------------------------------------------------------------
               BENEFICIALLY                     8     SHARED VOTING POWER
                 OWNED BY
                   EACH                               NONE
                 REPORTING                   ---------------------------------------------------------------------------------------
                PERSON WITH                     9     SOLE DISPOSITIVE POWER

                                                      187,500
                                            ---------------------------------------------------------------------------------------
                                               10     SHARED DISPOSITIVE POWER

                                                      NONE
-----------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            206,250
-----------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                            [ ]

-----------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.92%
-----------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------------------------------------------------------------

                                                                SCHEDULE 13D
------------------------------                                                                       ------------------------------
CUSIP NO. 59517M103                                                                                          PAGE 5 OF 11 PAGES
------------------------------                                                                       ------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            ALFRED WEBER

-----------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                             (a)[x]
                                                                                                                         (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            PF
-----------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]

-----------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------------------------------------------
                                               7     SOLE VOTING POWER

                 NUMBER OF                            35,100
                  SHARES                   ----------------------------------------------------------------------------------------
               BENEFICIALLY                     8     SHARED VOTING POWER
                 OWNED BY
                   EACH                               NONE
                 REPORTING                  ---------------------------------------------------------------------------------------
                PERSON WITH                     9     SOLE DISPOSITIVE POWER

                                                      35,100
                                            ---------------------------------------------------------------------------------------
                                               10     SHARED DISPOSITIVE POWER

                                                      NONE
-----------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            135,100
-----------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                           [ ]

-----------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.25%
-----------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------------------------------------------------------------

                                                            SCHEDULE 13D
--------------------------------------------                                                               ------------------------
CUSIP NO. 59517M103                                                                                            PAGE 6 OF 11 PAGES
--------------------------------------------                                                               ------------------------

----------------------------------------------------------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSONS
            LEE LEONG

-----------------------------------------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)[x]
                                                                                                                            (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------------
     3      SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
            PF
-----------------------------------------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

-----------------------------------------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------------------------------------------
                                                7    SOLE VOTING POWER

                 NUMBER OF                            68,181
                  SHARES                    ---------------------------------------------------------------------------------------
               BENEFICIALLY                     8     SHARED VOTING POWER
                 OWNED BY
                   EACH                               NONE
                 REPORTING                  ---------------------------------------------------------------------------------------
                PERSON WITH                     9     SOLE DISPOSITIVE POWER

                                                      68,181
                                            ---------------------------------------------------------------------------------------
                                               10     SHARED DISPOSITIVE POWER

                                                      NONE
-----------------------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            75,681
-----------------------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]

-----------------------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.71%
-----------------------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
-----------------------------------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

           The name of the issuer is Microwave Power Devices, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 49 Wireless Boulevard, Hauppauge, New York 11788-3935. The telephone number of the principal executive offices of the Company is (631) 231-1400. The title of the class of equity securities to which this Schedule 13D ("Schedule 13D") relates is the common stock, par value $0.01 per share (the "Common Stock") of the Company (the "Shares").

ITEM 2.  IDENTITY AND BACKGROUND.

Charter Technologies Limited Liability Company

           Charter Technologies Limited Liability Company is a limited liability company organized in the state of Delaware. Its principal business is to invest in the equity ownership of the Company and certain other technology companies. The address of its principal business and principal office is c/o The Prentice-Hall Corporation System, Inc, 2711 Centreville Road, Suite 400, Wilmington Delaware 19808.

George Sbordone, James Silver, Lee Leong and Alfred Weber

Name                    Present Employment and Principal Business Address Where Employment         Citizenship
----                    Conducted                                                                  -----------
                        ------------------------------------------------------------------
George Sbordone         President Defense Technologies, Incorporated which has a business          United States
                        address c/o Charterhouse Group International, Inc., 535 Madison Avenue,
                        New York  New York  10022-4299

James Silver            Senior Vice President of Charterhouse Group International, Inc which has   United States
                        a business address at 535 Madison Avenue, New York  New York  10022-4299

Lee Leong               Vice President Defense Technologies, Incorporated which has a business     United States
                        address c/o Charterhouse Group International, Inc., 535 Madison Avenue,
                        New York  New York  10022-4299

Alfred Weber            Chairman, Chief Executive Officer and President of the Company which has   United States
                        a business address at 49 Wireless Boulevard, Hauppauge New York
                        11788-0712

           Charter Technologies Limited Liability Company, George Sbordone, James Silver, Lee Leong and Alfred Weber (collectively, the "Reporting Persons") each have not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Charter Technologies Limited Liability Company purchased its shares of Common Stock by expending amounts received through capital contributions from its members. Mr. George Sbordone has purchased his shares of Common Stock by expending amounts received from a loan from the Company and from his personal funds. Mr. Sbordone has pledged all of his shares of Common Stock to the Company to secure such indebtedness. Such indebtedness is payable upon sale of the Company. Messrs. Silver, Leong and Weber purchased their respective shares of Common Stock by expending amounts from their personal funds.

ITEM 4.    PURPOSE OF TRANSACTION.

           Responses to Item. 4(a)-(j) are set forth below:

           MERGER AGREEMENT

           On October 12, 2000, the Company, Ericsson MPD Acquisition Corp., a Delaware corporation ("Purchaser"), and Ericsson Inc., a Delaware corporation ("Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of a cash tender offer (the "Offer") to acquire all outstanding shares of the Company's common stock, par value $.01 per share (the "Shares") for $8.70 per share (such award, or any greater amount per Share paid pursuant to the Offer, being the "Per Share Amount") by Purchaser and further provides that, as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("DGCL"), Purchaser will be merged with the Company (the "Merger"), with the Company continuing as the surviving corporation and as a direct wholly owned subsidiary of Parent. At the effective time of the Merger, all Shares not tendered in the Offer (other than Shares held in the treasury of the Company and Shares held by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or of the Company or shares held by stockholders, if any, who have properly exercised appraisal rights for such Shares in accordance with
Section 262 of the DGCL) will be converted into the right to receive the Per Share Amount (subject to applicable withholding taxes), without interest.

           The foregoing discussion of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed with this Schedule 13D as
Exhibit 1 and incorporated herein by reference.

           STOCKHOLDERS' AGREEMENT

           Parent and Purchaser have entered into a Stockholders' Agreement, dated as of October 12, 2000 (the "Stockholders" Agreement") with the Reporting Persons, pursuant to which, among other things, the Reporting Persons have agreed to (i) tender their Shares after commencement of the Offer (which Shares currently represent in the aggregate approximately 50.6% of the outstanding Shares on a fully diluted basis (after taking into account all Shares issuable upon conversion of shares of Company preferred stock or any other convertible securities or upon the exercise of any vested options, warrants or rights)),
(ii) vote such Shares in favor of the Merger and (iii) grant Purchaser an option to purchase such Shares at the Per Share Amount upon terms and subject to the conditions set forth in the Stockholders' Agreement.

           The foregoing discussion of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders Agreement filed with this
Schedule 13D as Exhibit 2 and incorporated herein by reference.

           RELATED FILINGS

           On October 20, 2000, Purchaser, Parent and Telefonaktiebolaget LM Ericsson (Publ) filed, among other items, its Tender Offer Statement on Schedule TO ("Schedule TO") and the related Letter of Transmittal ("Letter of Transmittal") and Offer to Purchase ("Offer to Purchase") with the Securities and Exchange Commission relating to the Offer. A copy of the Offer to Purchase is filed as Exhibit 3 to this Schedule 13D. For a discussion concerning the possible effects of the Offer on the listing of the Common Stock on a national securities exchange and quotation in an inter-dealer quotation system of a registered national securities association and registration pursuant to the Securities Exchange Act of 1934, as amended, see section of the Offer to Purchase titled "Possible Effects of the Offer and Market for Shares, Margin Regulations and Exchange Act Registration" which section is incorporated herein by reference. On October 20, 2000, the Company filed its Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") and accompanying Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder ("Information Statement") with the Securities and Exchange Commission relating to the Offer. Copies of the
Schedule 14D-9 and Information Statement are filed as Exhibits 4 and 5, respectively, to this Schedule 13D and each is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) Charter Technologies Limited Liability Company is the beneficial owner of 5,139,994 shares of Common Stock representing 48.00% of the total outstanding Common Stock. George Sbordone is the beneficial owner of 344,325 shares of Common Stock (of which 37,500 shares of Common Stock are issuable upon the exercise of fully vested options) representing 3.20% of the total outstanding Common Stock. James Silver is the beneficial owner of 206,250 shares of Common Stock (of which 18,750 shares of Common Stock are issuable upon the exercise of fully vested options) representing 1.92% of the total outstanding Common Stock. Alfred Weber is the beneficial owner of 135,100 shares of Common Stock (of which 100,000 shares of Common Stock are issuable upon the exercise of options which will vest within 60 days from the date hereof) representing 1.25% of the total outstanding Common Stock. Lee Leong is the beneficial owner of 75,681 shares of Common Stock (of which 7,500 shares of Common Stock are issuable upon the exercise of fully vested options) representing 0.71% of the total outstanding Common Stock. Each of the Reporting Persons has sole voting power with respect to each share of Common Stock respectively owned by each such person. Each of the Reporting Persons has the sole power to dispose of each share of Common Stock respectively owned by each such person.

           (c)  None.

           (d)  None.

           (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See information set forth in response to Item 3. to this Schedule 13D which information is incorporated herein by reference in response hereto.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.        Description

1. Agreement and Plan of Merger, dated October 12, 2000, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit
3. to the Schedule 14D-9 filed by the Company on October 20, 2000 with the Securities and Exchange Commission (the "Schedule 14D-9")).

2. Stockholders' Agreement, dated October 12, 2000, among the several stockholders of the Company that are parties thereto, Parent and Purchaser (incorporated herein by reference to Exhibit 4. to the Schedule 14D-9).

3. Offer to Purchase, dated October 20, 2000 (incorporated herein by reference to Exhibit 1. to the Schedule 14D-9).

4. Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated herein by reference to Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on October 20, 2000 with the Securities and Exchange Commission).

5. Information Statement pursuant to Section 14f-1 of the Exchange Act, dated October 20, 2000 (incorporated herein by reference to
Exhibit 5. to the Schedule 14D-9).

6. Joint Filing Agreement, dated October 24, 2000, by each of the Reporting Persons pursuant to Rule 13d-1(k)(1).

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 24, 2000


                 CHARTER TECHNOLOGIES LIMITED LIABILITY COMPANY


                 By:    /s/ A. Lawrence Fagan
                      ---------------------------------------------------------
                 Name: A. Lawrence Fagan
                 Title:


                      /s/  George Sbordone
                  -------------------------------------------------------------
                 GEORGE SBORDONE



                     /s/  James Silver
                 --------------------------------------------------------------
                 JAMES SILVER



                     /s/ Lee Leong
                 --------------------------------------------------------------
                 LEE LEONG



                     /s/  Alfred Weber
                 --------------------------------------------------------------
                 ALFRED WEBER